Exhibit 4.2
Letter Agreement

Tasman Metals Ltd.
1305, 1090 West Georgia Street
 Vancouver, BC  V6E 3V7  Canada
Tel: 604.685.9316 ● Fax: 604.683.1585

September 8, 2014

Sierra Peru Pty Ltd.
33 Homebush Drive
Junortoun, Victoria  3551
Australia

Attention:  Mr. Mark Saxon, Principal

Dear Sirs:

Re:	Management Agreement dated as at October 1, 2010 between Tasman Metals Ltd. (the "Corporation") and Sierra Peru Pty Ltd. (the "Contractor")

Reference is made to the above-noted Management Agreement (the "Agreement") under which Mr. Mark Saxon ("Saxon") serves as the Corporation's President and Chief Executive Officer.

This letter serves as confirmation that the Corporation's Board of Directors has approved an increase in the Contractor's remuneration as a result of a review of competiveness of the compensation paid to Presidents and Chief Executive Officers of comparable companies.

Effective August 1, 2014, the annual remuneration paid to the Contractor in exchange for Saxon's services has been increased from $162,000 ($13,500 per month) to $180,000 ($15,000 per month).   In that regard, Section 4(a) of the Agreement is hereby amended and replaced with the following:

1.            "During the term of this Agreement, the Contractor will be paid a monthly fee of $15,000, payable monthly as directed by Saxon from time to time and such fee to be reviewed by the Corporation from time to time"

We confirm that all other terms of the Agreement remain the same.

If the foregoing is in agreement with our discussions, please acknowledge same by executing this letter where applicable.

Thank you.

Yours truly,

TASMAN METALS LTD.	SIERRA PERU PTY LTD.
Per: /s/ Nick DeMare_________________________________ Nick DeMare, CFO	Per: /s/ Mark Saxon_________________________________ Mark Saxon, Principal